UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

BioScrip, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09069N108

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Ave.

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,208,030 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,208,030 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,208,030 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes (a) 4,735,932 shares of common stock, $0.0001 par value per share (the “Common Shares”), (b) 274,854 Common Shares that could be obtained upon conversion of 10,823 shares of Series A Convertible Preferred Stock, par value $0.0001 per share at a conversion price of $5.17 per share (the “Series A Preferred Shares”), (c) 15,597,245 Common Shares that could be obtained upon conversion of 614,177 shares of Series C Convertible Preferred Stock, par value $0.0001 per share at a conversion price of $5.17 per share (the “Series C Preferred Shares”), (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A warrants to purchase Common Shares at a price of $5.17 per share (the “Class A Warrants”), and (e) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B warrants to purchase Common Shares at a price of $6.45 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 18,629,734 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,629,734 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,629,734 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 3,628,026 Common Shares, (b) 211,747 Common Shares that could be obtained upon conversion of 8,338 Series A Preferred Shares, (c) 12,016,448 Common Shares that could be obtained upon conversion of 473,175 Series C Preferred Shares, (d) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class A Warrants, and (e) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,204,502 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,204,502 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,204,502 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 2,945,866 Common Shares, (b) 173,019 Common Shares that could be obtained upon conversion of 6,813 Series A Preferred Shares, (c) 9,819,242 Common Shares that could be obtained upon conversion of 386,655 Series C Preferred Shares, (d) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class A Warrants, and (e) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,425,232 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,425,232 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,232 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 682,160 Common Shares, (b) 38,728 Common Shares that could be obtained upon conversion of 1,525 Series A Preferred Shares, (c) 2,197,206 Common Shares that could be obtained upon conversion of 86,520 Series C Preferred Shares, (d) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class A Warrants, and (e) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,208,030 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,208,030 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,208,030 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 4,735,932 Common Shares, (b) 274,854 Common Shares that could be obtained upon conversion of 10,823 shares of Series A Convertible Preferred Stock, (c) 15,597,245 Common Shares that could be obtained upon conversion of 614,177 shares of Series C Convertible Preferred Stock, (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (e) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,208,030 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,208,030 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,208,030 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 4,735,932 Common Shares, (b) 274,854 Common Shares that could be obtained upon conversion of 10,823 shares of Series A Convertible Preferred Stock, (c) 15,597,245 Common Shares that could be obtained upon conversion of 614,177 shares of Series C Convertible Preferred Stock, (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (e) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

Explanatory Note: This Amendment No. 4 (this “Amendment”) to the Schedule 13D relating to BioScrip, Inc., a Delaware corporation (the “Issuer”), filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2015 (the “Initial 13D”), as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 27, 2015, Amendment No. 2 to the Initial 13D filed on April 5, 2016, and Amendment No. 3 to the Initial 13D filed on June 22, 2016, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of shares of common stock, $0.0001 par value per share (the “Common Shares”) of BioScrip, Inc. (the “Issuer”) by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 127,475,226 Common Shares outstanding as of August 7, 2017, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 8, 2017.

The Filers effected the following transactions in the Common Shares in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Shares by the Filers in the sixty days preceding the filing of this Amendment.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Sale	08/15/17	134,889	$3.15
CCP2	Sale	08/15/17	32,082	$3.15
Separate Account	Sale	08/15/17	49,329	$3.15
CCP	Sale	08/16/17	72,184	$3.11
CCP2	Sale	08/16/17	17,155	$3.11
Separate Account	Sale	08/16/17	26,363	$3.11
CCP	Sale	08/17/17	345,751	$3.05
CCP2	Sale	08/17/17	82,169	$3.05
Separate Account	Sale	08/17/17	126,556	$3.05

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Shares”), the Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Shares” and, together with the Series A Preferred Shares, the “Preferred Shares”) the Class A warrants to purchase Common Shares at a price of $5.17 per share (the “Class A Warrants”) or the Class B warrants to purchase Common Shares at a price of $6.45 per share (the “Class B Warrants” and , together with the Class A Warrants, the “Warrants”) reported herein.

CUSIP No. 09069N108 (Common Stock)

The information in Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Preferred Shares and the Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from the Separate Account and CC may have the right to receive performance-related fees from CCP and CCP2.

CUSIP No. 09069N108 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2017

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact